Exhibit 99.25

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine to Present at 19th Annual TIDES: Oligonucleotide and
Peptide Therapeutics Conference

Researchers Will Highlight DepoVax™ Vaccine Delivery Platform’s Novel Applications in Ovarian Cancer and Respiratory Syncytial Virus (RSV)

Halifax, Nova Scotia; May 2, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that the company’s Vice President of Product Development and Manufacturing Leeladhar Sammatur will present research at the 19th Annual TIDES: Oligonucleotide and Peptide Therapeutics Conference in San Diego, Calif. His presentation will focus on the commercial potential enabled by the Company’s proprietary DepoVax™ platform formulations. Specifically, he will discuss how the Company translated the unique pharmacokinetics that were facilitated by antigens encapsulated in nanoparticles and suspended in oil — a signature of the DepoVax™ platform — into novel clinical candidates in immuno-oncology (DPX-Survivac) and infectious diseases (DPX-RSV).

Details for the presentation are as follows:

Date:	Wednesday, May 3, 2017
Time:	2:45 p.m. – 3:15 p.m. PDT
Location:	Manchester Grand Hyatt San Diego
Abstract Title:	CMC strategy for a clinically approved “Nanoparticle-in-oil based vaccine delivery system (water free) with an effective, long lasting and durable immune responses against ‘Multi peptide Vaccine’ encoding T-Cell for treatment of Ovarian Cancer immunotherapy (IO) and B-cell Epitope for RSV (Infectious disease (ID)”

“Our DepoVax™ platform’s unique oil-based delivery formulation provides a powerful way to present stimulants to the human immune system and sustain them over time,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “Leeladhar’s presentation strengthens the underlying credibility of a DepoVax™-enabled approach to pipeline development. It demonstrates how this incredibly stable, no-release depot delivery system is able to mitigate the propensity for synthetic peptides or antigens to break down. Utilizing this platform, our vaccine candidates are positioned to powerfully and precisely activate the immune system against ovarian cancer and RSV, two serious diseases that represent areas of high unmet medical need.”

This TIDES forum provides access to an extensive network of industry leaders focused on oligonucleotide and peptide research. The conference focuses on building partnerships and accelerating product development.

About DepoVax™

DepoVax™ is a patented formulation that provides controlled and prolonged exposure of antigens plus adjuvant to the immune system, resulting in a strong, specific and sustained immune response with the potential for single-dose effectiveness. The DepoVax™ platform is flexible and can be used with a broad range of target antigens for preventative or therapeutic applications. The technology is designed to be commercially scalable, with the potential for years of shelf life stability. Fully synthetic, off-the-shelf DepoVax™-based vaccines are also relatively easy to manufacture, store, and administer. These characteristics enable Immunovaccine to pursue vaccine candidates in cancer, infectious diseases and other vaccine applications.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com